Unpluq Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Unpluq Inc.
Balance Sheet

Balance Sheet	2025-12-31	2024-12-31
Assets		
Current assets:		
Cash and cash equivalents	US$ 11,428.00	US$ 13,168.00
Accounts receivable	US$ 28,494.00	US$ 24,574.00
Prepaid expenses and other assets		
Total current assets	US$ 39,922.00	US$ 37,742.00
Property and equipment - net		
Total assets	US$ 39,922.00	US$ 37,742.00
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	US$ 24,365.00	US$ 7,665.00
Accrued expenses		
Deferred revenue and other liabilities		
Total current liabilities	US$ 24,365.00	US$ 7,665.00
Convertible notes (if any)		
Other long term liabilities		
Total liabilities	US$ 24,365.00	US$ 7,665.00
Stockholders' Equity:		
Total value of common stock issued	US$ 120.00	US$ 120.00
Total value of preferred stock issued	US$ 0.00	US$ 0.00
SAFE - future equity obligation	US$ 15,437.00	US$ 29,957.00
Additional paid-in capital	US$ 0.00	US$ 0.00
Total stockholders' equity:	US$ 15,557.00	US$ 30,077.00
Total liabilities and stockholders' equity:	US$ 39,922.00	US$ 37,742.00

Unpluq Inc.
Income Statement

Income Statement	Year Ended Dec, 25y	Year Ended Dec, 24y
Revenue - net	US$ 172,148.00	US$ 227,990.00
Cost of revenue	US$ 10,632.00	US$ 22,997.00
Gross profit/loss	US$ 161,516.00	US$ 204,993.00
Operating expenses	US$ 157,958.00	US$ 403,456.00
Operating profit/loss	US$ 3,558.00	-US$ 198,463.00
Other income/expense	US$ 36,202.00	US$ 5,547.00
Net profit/loss	-US$ 32,644.00	-US$ 204,010.00

Unpluq Inc.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 25y	Year Ended Dec, 24y
Cash flows from operating activities	US$ 3,558.00	-US$ 198,463.00
Cash flows from financing activities	-US$ 36,202.00	-US$ 5,547.00
Cash flows from investing activities		
Cash at beginning of period		
Net increase/decrease in cash	-US$ 32,644.00	-US$ 204,010.00
Cash at the end of period	-US$ 32,644.00	-US$ 204,010.00

<p style="text-align:center">Unpluq Inc.
Statement of Changes in Equity</p>

Statement of Changes in Equity	Year Ended Dec, 25y	Year Ended Dec, 24y
Opening Balance	US$ 30,077.00	US$ 0.00
Net profit/loss	-US$ 32,644.00	-US$ 204,010.00
Stock Issued	US$ 0.00	US$ 120.00
Preferred Stock Issued	US$ 0.00	US$ 0.00
Ending Balance	US$ 15,557.00	US$ 30,077.00

Unpluq Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
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1. ORGANIZATION AND PURPOSE

Unpluq Inc. (the "Company") is a corporation organized on August 26, 2024 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.